UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

FEIGEDA ELECTRONIC TECHNOLOGY, INC.  .
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
__________

(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(30) 203-2902
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Richard Rappaport
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) ☐
 (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of	7.	Sole Voting Power	4,271,303 (1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	4,271,303 (1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person4,271,303 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes (i) 470,399 shares of Common Stock and a warrant to purchase 155,040 shares of Common Stock owned by the Reporting Person; (ii) 132,300 shares of Common Stock and a warrant to purchase 43,605 shares of Common Stock owned by the Amanda Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant; (iii) 132,300 shares of Common Stock and a warrant to purchase 43,605 shares of Common Stock owned by the Kailey Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant and (iv) 1,878,919 shares of Common Stock and a warrant to purchase 1,415,135 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant.

(2)           Based on 24,612,961 shares of Common Stock outstanding as of March 21, 2011 and the warrants referenced above.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1, dated December 16, 2010, to Schedule 13D is filed on behalf of Richard Rappaport (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission March 17, 2008 (the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Feigeda Electronic Technology, Inc. (formerly known as SRKP 20, Inc.), a Delaware corporation (the “Issuer”).

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On October 11, 2007, the Reporting Person acquired directly from the Issuer 1,135,420 shares of Common Stock at an aggregate purchase price of $800.02 and a warrant (a "Warrant") to purchase 1,135,420 shares of Common Stock at an exercise price of $0.0001 per share, for an aggregate purchase price equal to $400.01. The source of funding for this purchase was personal funds. The
Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by
Rule 419 of the Securities Act of 1933.

On October 11, 2007, the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the "Rappaport Trusts") each acquired directly from the Issuer 319,338 shares of Common Stock at a purchase price equal to $225.01 and a Warrant to purchase 319,338 shares of Common Stock at an exercise price of $0.0001 per share, for a purchase price equal to $112.50. The source of funding for these purchases was working capital. The Reporting Person serves as the sole Trustee of the Rappaport Trusts. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stock and the Warrants.

On October 11, 2007, WestPark Capital Financial Services, LLC ("WestPark") acquired directly from the Issuer 2,773,979 shares of Common Stock at an aggregate purchase price of $1,954.55 and a Warrant to purchase 2,773,979 shares of Common Stock at an exercise price of $0.0001 per share, for an aggregate purchase price equal to $977.27. The source of funding for this purchase was working capital. The Reporting Person serves as the Chief Executive Officer ("CEO") and Chairman of WestPark. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stock and the Warrant.

As more fully described in Item 4, which is incorporated herein by reference, on December 16, 2010, in connection with a share exchange transaction, the Reporting Person canceled (i) 665,021 shares of Common Stock and a warrant to purchase 980,380 shares of Common Stock owned by the Reporting Person; (ii) 187,038 shares of Common Stock and a warrant to purchase 275,733 shares of Common Stock owned by the Amanda Rappaport Trust; (iii) 187,038 shares of Common Stock and a warrant to purchase 275,733 shares of Common Stock owned by the Kailey Rapport Trust; and (iv) 895,060 shares of Common Stock and a warrant to purchase 1,358,844 shares of Common Stock owned by West Park which decreased the aggregate number of shares beneficially owned by the Reporting Person from 9,096,150 shares of Common Stock to 4,271,303  shares of Common Stock.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

On April 21, 2010, SRKP 20 entered into a share exchange agreement with Immense Fortune, Legend, Shenzhen Feigeda and Finest Day Limited, the sole shareholder of Immense Fortune.  On December 6, 2010, SRKP 20, Immense Fortune, Legend, Shenzhen Feigeda and Finest Day Limited entered into an amended and restated share exchange agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, SRKP 20 agreed to issue an aggregate of 15,156,468 shares of its common stock in exchange for all of the issued and outstanding securities of Immense Fortune (the “Share Exchange”).  The Share Exchange closed on December 16, 2010.

Upon the closing of the Share Exchange, SRKP 20 issued an aggregate of 15,156,468 shares of its common stock to designees of Finest Day Limited in exchange for all of the issued and outstanding securities of Immense Fortune.  Prior to the closing of the Share Exchange, stockholders of SRKP 20 canceled an aggregate of 4,267,674 shares held by them such that there were 4,264,519 shares of common stock outstanding immediately prior to the Share Exchange.  SRKP 20 stockholders also canceled warrants to purchase an aggregate of 6,913,236 shares of common stock such that the stockholders held warrants to purchase an aggregate of 2,293,519 shares of common stock immediately prior to the Share Exchange.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns an aggregate of 4,271,303 shares of Common Stock, representing 17% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of March 21, 2011).

(b)           The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 4,271,303 shares of Common Stock beneficially owned by the Reporting Person.

(c)           All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,271,303 shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Amended and Restated Share Exchange Agreement dated December 6, 2010, by and among the Issuer, Immense Fortune Holdings Limited, Legend Media Holdings HK Limited, Feigeda Electronic (SZ) Co., Ltd. and Finest Day Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:           March 25, 2011

/s/ Richard Rappaport Richard Rappaport

EXHIBIT INDEX

Exhibit 1
Amended and Restated Share Exchange Agreement dated December 6, 2010, by and among the Issuer, Immense Fortune Holdings Limited, Legend Media Holdings HK Limited, Feigeda Electronic (SZ) Co., Ltd. and Finest Day Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010).